UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 144

                     NOTICE OF PROPOSED SALE OF SECURITIES
             PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933

ATTENTION: Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker.
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
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1  (a)  NAME OF ISSUER  (Please type or print)     (b) I.R.S. IDENT. NO.   (c) S.E.C. FILE NO.
        Simmons First National Corporation             71-0407808              0-6253
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1  (d)  ADDRESS OF ISSUER    STREET    CITY      STATE    ZIP CODE         (e) TELEPHONE NO.     AREA CODE       NUMBER
        P. O. Box 7009               Pine Bluff    AR      71611                                    870          541-1000
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2  (a) NAME OF PERSON FOR WHOSE ACCOUNT THE  (b) I.R.S. IDENT. NO.(c) RELATIONSHIP (d) ADDRESS STREET  CITY  STATE ZIP CODE
       SECURITIES ARE TO BE SOLD                                      TO ISSUER
       E. T. May Trust, J. Thomas May, Ttee      20-7054126           Officer       2011 Country Club Lane Pine Bluff AR 71603
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INSTRUCTION: The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C.
             File Number
3(a)          (b)                    SEC USE ONLY (c)               (d)           (e)               (f)           (g)

 Title of the  Name and Address of   Broker-Dealer Number of Shares    Aggregate     Number of      Approximate   Name of Each
   Class of    Each Broker Through   File Number   or Other Units      Market        Shares or      Date of Sale  Securities
 Securities    Whom the Securities                 To Be Sold          Value         Other Units                  Exchange
 To Be Sold    are to be Offered or                                                  Outstanding
               Each Market Maker
               who is Acquiring
               the Securities                      (See instr.         (See instr.   (See instr.     (See instr.   (See instr.
                                                    3(c))              3(d))         3(e))            3(f))         3(g))
                                                                                                     (MO. DAY YR.)
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COMMON     UBS FINANCIAL SERVICES INC.              19,751             $622,749.03    14,196,589        ASAP         NASDAQ




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INSTRUCTIONS:

1. (a) Name of issuer                                             3. (a) Title of the class of securities to be sold
   (b) Issuer's I.R.S. Identification Number                         (b) Name and address of each broker through whom
   (c) Issuer's S.E.C. file number, if any                               the securities are intended to be sold
   (d) Issuer's address, including zip code                          (c) Number of shares or other units to be sold
   (e) Issuer's telephone number, including area code                    (if debt securities, give the aggregate face amount)
                                                                     (d) Aggregate market value of the securities to be sold as
2. (a) Name of person for whose account the                              of a specified date within 10 days prior to the
       securities are to be sold                                         filing of this notice
   (b) Such person's I.R.S. identification number,                   (e) Number of shares or other units of the class
       if such person is an entity                                       outstanding, or if debt securities the face
   (c) Such person's relationship to the                                 amount thereof outstanding, as shown by the most
       issuer (e.g., officer, director, 10%                              recent report or statement published by the issuer
       stockholder, or member of immediate family                    (f) Approximate date on which the securities are to be sold
       of any of the foregoing)                                      (g) Name of each securities exchange, if any, on which
   (d) Such person's address, including zip code                         the securities are intended to be sold


Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
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
                                              TABLE I--SECURITIES TO BE SOLD
              Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the Payment of all or any part of the purchase price or other consideration therefor:
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                                                                            Name of Person
                                                                            From Whom         Amount of
        Title of            Date You     Nature of Acquisition Transaction  Acquired          Securities    Date of   Nature of
        the Class           Acquired                                        (If Gift, Also    Acquired      Payment   Payment
                                                                            Give Date Donor
                                                                            Acquired)
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           Common          7/1/2001      Gift upon Creation of Trust        E. T. May         8,669.0087    When acq.    Cash
                                                                            (acquired in
                                                                            various
                                                                            transactions between
                                                                            July 1988 and
                                                                            July, 2001)

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           Common          7/2/2001-     Stock Dividend and Dividend        Issuer           11,081.9913    When acq.  No Payment
                           10/3/2006     Reinvestment Plan                                                             required
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INSTRUCTIONS:       If the securities were purchased and full payment  therefore was not made in cash at the time of purchase, explain in the table or in a note  thereto the nature of the  consideration given. If the  consideration  consisted of any note or other obligation,  or if payment was made in installments describe the arrangement and state when the note or other  obligation was discharged in full or the last installment paid.

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                                 TABLE II--SECURITIES SOLD DURING THE PAST THREE MONTHS
Furnish The Following Information as to All Securities of The Issuer Sold During The Past Three Months By The Person For
                                      Whose Account The Securities Are To Be Sold.
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                                                                                           Amount of
   Name and Address of Seller      Title of Securities To Be Sold.      Date of Sale    Securities Sold         Gross Proceeds

None

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REMARKS:

INSTRUCTIONS:                                                    ATTENTION:
See the definition of "person" in paragraph (a) of Rule          The person for whose  account the  securities  to which
144.  Information  is to be  given  not  only as to the          this notice relates are to be sold hereby represents by
person for whose account the  securities are to be sold          signing  this notice that he does not know any material
but  also  as to all  other  persons  included  in that          adverse  information  in  regard  to  the  current  and
definition. In addition,  information shall be given as          prospective  operations of the issuer of the securities
to sales by all  persons  whose  sales are  required by          to be sold which has not been publicly disclosed.
paragraph (e) of Rule 144 to be  aggregated  with sales
for the account of the person filing this notice.

                   October 25, 2006                                             /s/ J. Thomas May
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                   DATE OF NOTICE                                               (SIGNATURE)

   The notice shall be signed by the persons for whose account the securities are to be sold. At least one copy of the notice shall be manually signed. Any copies not manually signed shall bear typed or printed signatures.
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    ATTENTION: INTERNATIONAL MISSTATEMENTS OR OMISSION OF FACTS CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).
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